SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 14N

(Rule 240.14n-1)

Under the Securities Exchange Act of 1934

(Amendment No. )[1]

NATIONAL FUEL GAS COMPANY

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

636180101

(CUSIP Number)

Check the appropriate box:

[_]       Solicitation pursuant to § 240.14a-2(b)(7)

[_]       Solicitation pursuant to § 240.14a-2(b)(8)

[_]       Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

[X]       Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents

--------

[1]    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS GAMCO Asset Management Inc.
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) One Corporate Center, Rye, New York 10580-1435 (914) 921-5000
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

3,149,815

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

3,011,815

1	NAME OF REPORTING PERSONS Gabelli Funds, LLC
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) One Corporate Center, Rye, New York 10580-1435 (914) 921-5000
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

3,369,400

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

3,369,400

The following constitutes the Schedule 14N filed by the undersigned (the “Schedule 14N”).

Item 1(A). Name of Registrant

National Fuel Gas Company, a New Jersey corporation (the “Issuer”).

Item 1(B). Address of Registrant's Principal Executive Offices

The address of the principal executive offices of the Issuer is:

6363 Main Street

Williamsville, New York 14221

Item 2(A). Name of Person Filing

GAMCO Asset Management Inc. (“GAMCO”)

Gabelli Funds, LLC (“Gabelli Funds” and together with GAMCO, the “Reporting Persons”)

Item 2(B). Address or Principal Business Office or, if None, Residence

One Corporate Center

Rye, New York 10580

Item 2(C). Title of Class of Securities

Common stock, $1.00 par value per share (“Common Stock”)

Item 2(D). CUSIP No.

636180101

Item 3. Ownership

(a)	The amount of securities held and entitled to be voted on the election of directors by the Reporting Persons is as follows. As of the date hereof, GAMCO beneficially owns 3,149,815 shares of Common Stock (GAMCO has dispositive power with respect to all of these shares of Common Stock, and has voting power with respect to 3,011,815 shares of Common Stock), including 100 shares owned in record name, and Gabelli Funds beneficially owns 3,369,400 shares of Common Stock. Information with respect to the ownership by certain affiliates of the Reporting Persons is set forth in Item 5 and incorporated herein by reference. Each of the foregoing disclaims beneficial ownership with respect to the securities of the Issuer reported owned herein except to the extent of his or its pecuniary interest therein.

(b)	All of the foregoing securities disclosed by the Reporting Persons in (a) of this Item 3 are voting securities. Pursuant to the Issuer’s governing documents, each share of Common Stock is entitled to one vote and therefore the number of shares of Common Stock disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.

(c)-(d)	None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)	The aggregate voting stock owned by the Reporting Persons as set forth in this Item 3 is 6,386,065, which constitutes approximately 7.5% of the outstanding Common Stock of the Issuer. The aggregate voting stock owned by the Reporting Persons and their affiliates as set forth in this Item 3 is 6,639,185, which constitutes approximately 7.8% of the outstanding Common Stock of the Issuer.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

Not applicable.

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

Not applicable.

Item 6. Disclosure Required by § 240.14a-18

(a)	The Reporting Persons have nominated Mr. Lance A. Bakrow (the “Nominee”) to the Board of Directors (the “Board”) of the Issuer at its 2017 Annual Meeting of stockholders (the “Annual Meeting”). The Nominee consents to be named in the Issuer's proxy statement and form of proxy and, if elected, to serve on the Issuer's board of directors. The Nominee has submitted to the Issuer a completed form consent.

(b)-(e)

The participants in a solicitation would be anticipated to be GAMCO, Gabelli Funds, Gabelli Securities, Inc. (“GSI”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), MJG-IV Limited Partnership (“MJG-IV”), GGCP, Inc. (“GGCP”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), The Gabelli Dividend And Income Trust (“D&I Trust”), The Gabelli Asset Fund (“Asset Fund”), The Gabelli Value 25 Fund Inc. (“Value 25 Fund”), The Gabelli Utility Trust (“Utility Trust”), The Gabelli Equity Trust Inc. (“Equity Trust”), The Gabelli Small Cap Growth Fund (“Small Cap Growth Fund”), The Gabelli Equity Income Fund (“Equity Income Fund”), The Gabelli Global Rising Income & Dividend Fund (“Global Rising I&D Fund”), The Gabelli ABC Fund (“ABC Fund”), Gabelli Capital Asset Fund (“Capital Asset Fund”), The Gabelli Utilities Fund (“Utilities Fund”), The Gabelli Global Utility & Income Trust (“Global U&I Trust”) (collectively, the “Constituent Funds”), Mario J. Gabelli and the Nominee (each a “Participant” and, collectively, the “Participants”). The nomination of the Nominee is to be made on the Issuer’s proxy materials pursuant to the Issuer’s proxy access procedures set forth in its By-Laws (the “Bylaws”).

The business address of GAMCO, Gabelli Funds and the Constituent Funds is One Corporate Center, Rye, New York 10580. GBL, AC and GSI are Delaware corporations, each having its business address at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its business address at 140 Greenwich Avenue, Greenwich, CT 06830. MJG Associates is a Connecticut corporation having its business address at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its business address at 165 West Liberty Street, Reno, Nevada 89501. The business address of MJG-IV is c/o GAMCO Asset Management Inc., One Corporate Center, Rye, New York 10580.

The principal business of GGCP is making investments for its own account and as serving as the manager and a member of GGCP Holdings LLC (“GGCP Holdings”), which is the controlling shareholder of GBL and AC. The principal business of GBL, a public company listed on the New York Stock Exchange, is as the parent company for a variety of companies engaged in the securities business, including certain of those named below. The principal business of AC, a public company listed on the New York Stock Exchange, is as the parent company for a variety of companies engaged in the securities business, including certain of those listed below.

The principal business of GAMCO, a wholly-owned subsidiary of GBL, is as an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

The principal business of GSI, a majority-owned subsidiary of AC, is as an investment adviser registered under the Advisers Act and as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GSI may purchase or sell securities for its own account. GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.

The principal business of MJG Associates is providing advisory services to private investment partnerships and offshore funds. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.

The principal business of the Foundation is acting as a private foundation and investing in securities. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.

The principal business of Mario Gabelli is as the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL, the Executive Chairman and Chief Executive Officer of AC, a member of GGCP Holdings, the controlling shareholder of Teton Advisors, Inc. (“Teton Advisors”), the general partner of Gabelli Performance Partnership, LP. and the sole shareholder, director and employee of MJG Associates.

The principal business of MJG-IV is as a family partnership in which Mario Gabelli is the general partner and investing in securities for its own account. Mario Gabelli has less than a 100% interest in MJG-IV. MJG-IV makes investments for its own account. Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. The principal business of Gabelli Funds is as an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “GAMCO Funds”), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.

The principal business of each of the GAMCO Funds (including the Constituent Funds) is investing in securities.

As of the date hereof, GAMCO beneficially owns 3,149,815 shares of Common Stock (GAMCO has dispositive power with respect to all of these shares of Common Stock, and has voting power with respect to 3,011,815 shares of Common Stock), including 100 shares of Common Stock in record name, Gabelli Funds beneficially owns 3,369,400 shares of Common Stock, GSI beneficially owns 4,800 shares of Common Stock, MJG Associates beneficially owns 3,000 shares of Common Stock, the Foundation beneficially owns 14,000 shares of Common Stock, MJG-IV beneficially owns 8,000 shares of Common Stock, GGCP beneficially owns 20,000 shares of Common Stock, GBL beneficially owns 70 shares of Common Stock, AC beneficially owns 600 shares of Common Stock, and Mario J. Gabelli beneficially owns 64,500 shares of Common Stock. Mario Gabelli may be deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons. AC, GBL and GGCP may be deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation. For information regarding purchases and sales during the past two years in securities of the Issuer by the Participants, please see Exhibit A. Each of the foregoing disclaims beneficial ownership with respect to the securities of the Issuer reported owned in this Schedule 14N except to the extent of his or its pecuniary interest therein. The shares of Common Stock beneficially owned by each of GAMCO, Gabelli Funds, GSI, Foundation, MJG Associates, GGCP, MJG-IV, GBL and AC were purchased with working capital, the shares of Common Stock beneficially owned by Mr. Gabelli were purchased with the funds of a private entity, and the shares of Common Stock owned directly by the Nominee were purchased with personal funds (each of which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Below sets forth the biographical information of the Nominee, including his principal occupation and prior employment.

Lance A. Bakrow, Age 59, is the co-founder and a director of Greenwich Energy Solutions, a private company that provides independent energy solutions in the northeastern United States (“GES”). Mr. Bakrow founded and has worked at GES since July 2009. Mr. Bakrow is also co-founder and director at SourceGreen, LLC (“SourceGreen”), a private company that is a leading developer, owner and operator of industrial scale renewable energy solar infrastructure projects, which he co-founded in October 2010. In 1994, Mr. Bakrow founded Greenwich Energy Partners, a private global energy trading and asset investment firm which, after extremely rapid growth, was sold in 1997 to Duke Energy Corporation (NYSE: DUK) (f/k/a Cinergy Corp.), an electric power holding company, where he continued to work until 2008. Mr. Bakrow, in 2000, formed Greenwich Power, a private equity company focused on energy investments in new technology, alternative energy, and energy risk management solutions and he worked there as co-founder and director until 2006. Prior to this, from 1985 to 1994, Mr. Bakrow worked as a Partner at The Goldman Sachs Group, Inc. (NYSE: GS) (“Goldman Sachs”), a global investment banking firm, where he ran energy and other related commodity trading and marketing, for the firm. Prior to his time at Goldman Sachs, Mr. Bakrow worked as a trader at Cargill, Inc., a privately held global agribusiness company, from 1981 to 1985. Mr. Bakrow earned a Bachelor of Arts Degree in Business from the University of Arizona in 1979. GAMCO believes that Mr. Bakrow’s qualifications to serve on the Board of Directors include his long history of building entrepreneurial initiatives in the energy industry, and in-depth and sophisticated knowledge of corporate finance and energy related businesses. GAMCO strongly supports the nomination of Mr. Bakrow for election to the Board of Directors of the Issuer’s at its 2017 Annual Meeting of Stockholders.

The business address of the Nominee is c/o Greenwich Energy Solutions, 29 West 46th St., 4th Floor, New York, New York 10036. The principal occupation or employment of the Nominee is as co-founder and director of Greenwich Energy Solutions and SourceGreen. The Nominee is a citizen of the United States.

As of the date hereof, the Nominee beneficially owns 800 shares of Common Stock. For information regarding purchases and sales during the past two years in securities of the Issuer by the Nominee, please see Exhibit A. The Nominee disclaims beneficial ownership with respect to the securities of the Company reported owned in this Schedule 14N except to the extent of his pecuniary interest therein.

The Nominee presently is, and if elected as a director of the Issuer, the Nominee would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. The Nominee is not a member of the Issuer’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

GAMCO provides certain discretionary managed account services on behalf of the Nominee’s individual retirement account.

Except as otherwise set forth in this Schedule 14N (including the Exhibits hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Issuer’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Other than as stated above and elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between the Participants or their affiliates and associates, and the Nominee or any other person or persons pursuant to which the nomination described herein is to be made and the Reporting Persons and their affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the Reporting Persons or any of their affiliates or associates. Other than as stated above and elsewhere in this Schedule 14N, there are no (1) direct or indirect material interest in any contract or agreement between the Participants and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement), (2) any material pending or threatened legal proceeding in which the Participants, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) any other material relationship between the Participants, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.

(f) Not applicable.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that information set forth in this notice on Schedule 14N is true, complete and correct.

Dated: November 10, 2016

GAMCO ASSET MANAGEMENT INC.			GABELLI FUNDS, LLC

By:	/s/ David Goldman		By:	/s/ David Goldman
	Name:	David Goldman		Name:	David Goldman
	Title:	General Counsel		Title:	General Counsel

EXHIBIT A

TRANSACTIONS IN SECURITIES OF the ISSUER
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

The Gabelli Dividend And Income Trust

Sale of Common Stock	(1,000)	02/05/2015
Sale of Common Stock	(4,000)	12/30/2014
Sale of Common Stock	(4,000)	12/29/2014
Sale of Common Stock	(6,000)	12/26/2014

The Gabelli Asset Fund

Sale of Common Stock	(2,000)	04/29/2016
Sale of Common Stock	(2,000)	03/21/2016
Sale of Common Stock	(2,900)	01/08/2016
Sale of Common Stock	(5,000)	12/28/2015
Sale of Common Stock	(2,100)	12/17/2015
Sale of Common Stock	(3,100)	12/15/2015
Sale of Common Stock	(1,400)	11/09/2015
Sale of Common Stock	(1,000)	11/06/2015
Sale of Common Stock	(5,000)	08/06/2015
Sale of Common Stock	(4,900)	08/05/2015
Sale of Common Stock	(2,500)	08/04/2015
Sale of Common Stock	(1,000)	08/03/2015

The Gabelli Value 25 Fund Inc.

Sale of Common Stock	(2,000)	09/28/2016
Sale of Common Stock	(1,000)	09/16/2016
Sale of Common Stock	(2,000)	07/05/2016
Sale of Common Stock	(10,000)	06/28/2016
Sale of Common Stock	(2,000)	02/23/2016
Sale of Common Stock	(4,000)	12/29/2015
Sale of Common Stock	(2,000)	12/24/2015

The Gabelli Utility Trust

Sale of Common Stock	(2,000)	05/04/2016
Sale of Common Stock	(2,000)	03/29/2016
Sale of Common Stock	(1,000)	03/09/2016
Sale of Common Stock	(1,000)	02/22/2016
Sale of Common Stock	(1,000)	02/04/2016

The Gabelli Equity Trust Inc.

Purchase of Common Stock	1,000	12/28/2015
Purchase of Common Stock	3,000	12/17/2014

The Gabelli Equity Income Fund

Sale of Common Stock	(1,000)	09/27/2016
Sale of Common Stock	(91,000)	02/08/2016
Sale of Common Stock	(1,000)	02/01/2016
Sale of Common Stock	(2,000)	01/29/2016
Sale of Common Stock	(4,000)	01/11/2016
Sale of Common Stock	(4,000)	12/22/2015
Sale of Common Stock	(1,000)	10/19/2015

The Gabelli Global Rising Income & Dividend Fund

Purchase of Common Stock	1,400	12/22/2015
Purchase of Common Stock	400	04/14/2015
Purchase of Common Stock	200	01/07/2015

The Gabelli ABC Fund

Sale of Common Stock	(4,181)	09/07/2016
Sale of Common Stock	(819)	09/06/2016
Sale of Common Stock	(3,000)	07/15/2016
Sale of Common Stock	(5,000)	07/07/2016
Sale of Common Stock	(2,000)	07/05/2016
Sale of Common Stock	(1,000)	03/30/2016
Purchase of Common Stock	1,000	01/21/2016
Purchase of Common Stock	4,000	11/19/2015
Purchase of Common Stock	7,000	11/13/2015
Sale of Common Stock	(2,000)	10/26/2015
Purchase of Common Stock	6,000	09/28/2015
Purchase of Common Stock	3,000	12/17/2014

Gabelli Capital Asset Fund

Sale of Common Stock	(500)	12/14/2015

The Gabelli Utilities Fund

Sale of Common Stock	(600)	10/14/2016
Sale of Common Stock	(3,000)	02/11/2015
Sale of Common Stock	(2,000)	03/12/2015
Sale of Common Stock	(8,500)	03/13/2015
Sale of Common Stock	(4,500)	03/16/2015
Sale of Common Stock	(2,000)	05/05/2015
Sale of Common Stock	(10,000)	05/18/2015
Sale of Common Stock	(3,000)	05/19/2015
Sale of Common Stock	(5,000)	05/20/2015
Sale of Common Stock	(2,000)	08/07/2015
Sale of Common Stock	(4,000)	08/12/2015
Sale of Common Stock	(2,000)	08/17/2015
Sale of Common Stock	(4,000)	08/18/2015
Sale of Common Stock	(2,000)	08/20/2015
Sale of Common Stock	(4,000)	08/26/2015
Sale of Common Stock	(4,000)	09/04/2015
Sale of Common Stock	(4,000)	09/08/2015
Sale of Common Stock	(5,000)	09/09/2015
Sale of Common Stock	(4,000)	09/14/2015
Sale of Common Stock	(2,000)	09/25/2015
Sale of Common Stock	(5,000)	10/05/2015
Sale of Common Stock	(8,000)	10/09/2015
Sale of Common Stock	(1,000)	10/16/2015
Sale of Common Stock	(4,000)	10/22/2015
Sale of Common Stock	(10,000)	11/16/2015
Sale of Common Stock	(2,000)	11/27/2015
Sale of Common Stock	(2,000)	12/03/2015
Sale of Common Stock	(1,000)	12/04/2015
Sale of Common Stock	(4,000)	12/09/2015
Sale of Common Stock	(8,000)	12/14/2015
Sale of Common Stock	(8,000)	12/15/2015
Sale of Common Stock	(10,000)	12/16/2015
Sale of Common Stock	(27,074)	12/17/2015
Sale of Common Stock	(2,926)	12/23/2015
Sale of Common Stock	(6,000)	01/05/2016
Sale of Common Stock	(1,000)	01/08/2016
Sale of Common Stock	(3,000)	01/19/2016
Sale of Common Stock	(2,000)	02/02/2016
Sale of Common Stock	(4,000)	02/03/2016
Sale of Common Stock	(4,000)	02/04/2016

Sale of Common Stock	(8,000)	02/18/2016
Sale of Common Stock	(2,000)	03/08/2016
Sale of Common Stock	(2,500)	04/07/2016
Sale of Common Stock	(1,000)	04/08/2016
Sale of Common Stock	(1,500)	04/18/2016
Sale of Common Stock	(5,000)	04/25/2016
Sale of Common Stock	(2,000)	05/11/2016
Sale of Common Stock	(2,000)	05/12/2016
Sale of Common Stock	(1,383)	05/16/2016
Sale of Common Stock	(1,500)	05/17/2016
Sale of Common Stock	(1,000)	05/19/2016
Sale of Common Stock	(3,000	06/03/2016
Sale of Common Stock	(4,117)	06/06/2016
Sale of Common Stock	(1,000)	06/08/2016
Sale of Common Stock	(4,000)	06/10/2016
Sale of Common Stock	(3,500)	06/13/2016
Sale of Common Stock	(1,500)	06/14/2016
Sale of Common Stock	(3,000)	06/23/2016
Sale of Common Stock	(3,500)	06/29/2016
Sale of Common Stock	(4,000)	06/30/2016
Sale of Common Stock	(4,500)	07/06/2016
Sale of Common Stock	(4,500)	09/19/2016
Sale of Common Stock	(3,000)	09/20/2016
Sale of Common Stock	(2,000)	09/21/2016
Sale of Common Stock	(2,000)	09/23/2016
Sale of Common Stock	(3,500)	09/28/2016
Sale of Common Stock	(5,000)	09/29/2016
Sale of Common Stock	(8,900)	10/13/2016

# # #

GAMCO ASSEST MANAGEMENT INC.

Purchase of Common Stock	100	11/04/2014
Purchase of Common Stock	200	11/04/2014
Purchase of Common Stock	200	11/04/2014
Purchase of Common Stock	200	11/04/2014
Purchase of Common Stock	200	11/04/2014
Purchase of Common Stock	500	11/12/2014
Purchase of Common Stock	200	11/18/2014
Purchase of Common Stock	2,000	11/18/2014
Sale of Common Stock	(2,500)	11/20/2014

Sale of Common Stock	(100)	12/01/2014
Purchase of Common Stock	100	12/02/2014
Purchase of Common Stock	100	12/03/2014
Purchase of Common Stock	100	12/03/2014
Sale of Common Stock	(200)	12/05/2014
Sale of Common Stock	(200)	12/05/2014
Sale of Common Stock	(200)	12/05/2014
Sale of Common Stock	(100)	12/08/2014
Sale of Common Stock	(250)	12/11/2014
Sale of Common Stock	(125)	12/17/2014
Purchase of Common Stock	600	12/17/2014
Purchase of Common Stock	200	12/17/2014
Purchase of Common Stock	700	12/17/2014
Purchase of Common Stock	100	12/18/2014
Purchase of Common Stock	200	12/19/2014
Sale of Common Stock	(1,000)	12/22/2014
Sale of Common Stock	(2,000)	12/22/2014
Sale of Common Stock	(300)	12/26/2014
Purchase of Common Stock	150	12/30/2014
Sale of Common Stock	(2,000)	12/31/2014
Sale of Common Stock	(1,000)	01/02/2015
Purchase of Common Stock	270	01/05/2015
Purchase of Common Stock	400	01/05/2015
Sale of Common Stock	(100)	01/06/2015
Purchase of Common Stock	130	01/06/2015
Purchase of Common Stock	200	01/07/2015
Purchase of Common Stock	200	01/07/2015
Sale of Common Stock	(100)	01/09/2015
Purchase of Common Stock	100	01/09/2015
Purchase of Common Stock	100	01/09/2015
Sale of Common Stock	(200)	01/12/2015
Purchase of Common Stock	300	01/13/2015
Sale of Common Stock	(100)	01/15/2015
Sale of Common Stock	(1,000)	01/22/2015
Sale of Common Stock	(300)	02/04/2015
Sale of Common Stock	(300)	02/04/2015
Sale of Common Stock	(100)	02/06/2015
Purchase of Common Stock	200	02/06/2015
Purchase of Common Stock	200	02/09/2015
Sale of Common Stock	(500)	02/19/2015
Sale of Common Stock	(100)	02/23/2015
Purchase of Common Stock	40	02/23/2015
Purchase of Common Stock	130	02/23/2015

Purchase of Common Stock	130	02/23/2015
Purchase of Common Stock	300	02/24/2015
Sale of Common Stock	(50)	02/27/2015
Purchase of Common Stock	200	03/02/2015
Sale of Common Stock	(300)	03/02/2015
Purchase of Common Stock	300	03/03/2015
Purchase of Common Stock	190	03/03/2015
Sale of Common Stock	(100)	03/03/2015
Purchase of Common Stock	3,000	03/03/2015
Purchase of Common Stock	200	03/04/2015
Purchase of Common Stock	200	03/04/2015
Purchase of Common Stock	160	03/04/2015
Purchase of Common Stock	1,000	03/04/2015
Purchase of Common Stock	300	03/04/2015
Sale of Common Stock	(600)	03/05/2015
Purchase of Common Stock	100	03/06/2015
Purchase of Common Stock	100	03/06/2015
Purchase of Common Stock	300	03/06/2015
Purchase of Common Stock	500	03/06/2015
Purchase of Common Stock	100	03/06/2015
Purchase of Common Stock	100	03/06/2015
Purchase of Common Stock	100	03/06/2015
Purchase of Common Stock	300	03/06/2015
Purchase of Common Stock	300	03/06/2015
Purchase of Common Stock	100	03/06/2015
Purchase of Common Stock	100	03/06/2015
Purchase of Common Stock	300	03/06/2015
Purchase of Common Stock	82	03/06/2015
Purchase of Common Stock	18	03/06/2015
Purchase of Common Stock	100	03/09/2015
Purchase of Common Stock	200	03/10/2015
Purchase of Common Stock	400	03/11/2015
Purchase of Common Stock	150	03/12/2015
Sale of Common Stock	(800)	03/13/2015
Purchase of Common Stock	300	03/16/2015
Purchase of Common Stock	200	03/16/2015
Purchase of Common Stock	200	03/16/2015
Purchase of Common Stock	200	03/18/2015
Purchase of Common Stock	200	03/19/2015
Purchase of Common Stock	200	03/19/2015
Purchase of Common Stock	300	03/19/2015
Sale of Common Stock	(1,000)	03/20/2015
Purchase of Common Stock	300	03/20/2015

Purchase of Common Stock	200	03/23/2015
Purchase of Common Stock	200	03/23/2015
Sale of Common Stock	(100)	03/25/2015
Purchase of Common Stock	400	03/26/2015
Purchase of Common Stock	100	03/27/2015
Purchase of Common Stock	200	03/27/2015
Purchase of Common Stock	600	03/27/2015
Purchase of Common Stock	100	03/27/2015
Purchase of Common Stock	500	03/27/2015
Purchase of Common Stock	134	03/31/2015
Purchase of Common Stock	100	03/31/2015
Purchase of Common Stock	50	03/31/2015
Purchase of Common Stock	1,100	04/01/2015
Purchase of Common Stock	500	04/02/2015
Sale of Common Stock	(100)	04/07/2015
Purchase of Common Stock	300	04/08/2015
Purchase of Common Stock	200	04/08/2015
Sale of Common Stock	(900)	04/08/2015
Purchase of Common Stock	300	04/08/2015
Purchase of Common Stock	200	04/08/2015
Purchase of Common Stock	200	04/14/2015
Sale of Common Stock	(100)	04/14/2015
Purchase of Common Stock	200	04/15/2015
Purchase of Common Stock	300	04/15/2015
Purchase of Common Stock	2	04/15/2015
Purchase of Common Stock	100	04/20/2015
Sale of Common Stock	(1,100)	04/27/2015
Sale of Common Stock	(50)	04/29/2015
Sale of Common Stock	(100)	04/29/2015
Purchase of Common Stock	100	04/30/2015
Purchase of Common Stock	100	04/30/2015
Sale of Common Stock	(1)	04/30/2015
Sale of Common Stock	(200)	05/04/2015
Sale of Common Stock	(200)	05/07/2015
Sale of Common Stock	(1,000)	05/11/2015
Sale of Common Stock	(1,500)	05/11/2015
Sale of Common Stock	(500)	05/12/2015
Purchase of Common Stock	300	05/12/2015
Sale of Common Stock	(7,000)	05/18/2015
Purchase of Common Stock	200	05/18/2015
Sale of Common Stock	(1,200)	05/19/2015
Sale of Common Stock	(800)	05/19/2015
Sale of Common Stock	(3,000)	05/21/2015
Purchase of Common Stock	300	05/21/2015

Sale of Common Stock	(4,000)	05/22/2015
Sale of Common Stock	(700)	05/26/2015
Sale of Common Stock	(1,400)	05/26/2015
Sale of Common Stock	(400)	05/27/2015
Purchase of Common Stock	300	05/27/2015
Purchase of Common Stock	1,000	05/28/2015
Purchase of Common Stock	150	05/28/2015
Sale of Common Stock	(200)	06/04/2015
Sale of Common Stock	(200)	06/05/2015
Purchase of Common Stock	400	06/09/2015
Purchase of Common Stock	100	06/09/2015
Sale of Common Stock	(100)	06/09/2015
Sale of Common Stock	(2,000)	06/11/2015
Purchase of Common Stock	200	06/12/2015
Purchase of Common Stock	269	06/19/2015
Sale of Common Stock	(1,500)	06/19/2015
Purchase of Common Stock	400	06/19/2015
Purchase of Common Stock	200	06/19/2015
Sale of Common Stock	(300)	06/24/2015
Sale of Common Stock	(400)	06/24/2015
Purchase of Common Stock	500	06/29/2015
Purchase of Common Stock	200	06/29/2015
Purchase of Common Stock	100	06/30/2015
Purchase of Common Stock	100	06/30/2015
Sale of Common Stock	(90)	07/01/2015
Sale of Common Stock	(400)	07/01/2015
Purchase of Common Stock	600	07/08/2015
Purchase of Common Stock	200	07/08/2015
Purchase of Common Stock	200	07/08/2015
Sale of Common Stock	(1,000)	07/08/2015
Purchase of Common Stock	300	07/10/2015
Purchase of Common Stock	500	07/10/2015
Purchase of Common Stock	200	07/14/2015
Purchase of Common Stock	200	07/15/2015
Purchase of Common Stock	200	07/16/2015
Purchase of Common Stock	100	07/16/2015
Purchase of Common Stock	600	07/17/2015
Sale of Common Stock	(200)	07/20/2015
Purchase of Common Stock	300	07/23/2015
Sale of Common Stock	(200)	07/24/2015
Sale of Common Stock	(5,000)	07/24/2015
Sale of Common Stock	(8,000)	07/24/2015

Purchase of Common Stock	150	07/24/2015
Purchase of Common Stock	300	07/27/2015
Purchase of Common Stock	200	07/29/2015
Purchase of Common Stock	200	07/30/2015
Purchase of Common Stock	250	07/30/2015
Sale of Common Stock	(500)	07/30/2015
Sale of Common Stock	(200)	07/30/2015
Sale of Common Stock	(600)	07/31/2015
Sale of Common Stock	(400)	08/05/2015
Sale of Common Stock	(400)	08/10/2015
Sale of Common Stock	(400)	08/12/2015
Sale of Common Stock	(500)	08/14/2015
Sale of Common Stock	(500)	08/17/2015
Purchase of Common Stock	200	08/18/2015
Purchase of Common Stock	42	08/20/2015
Purchase of Common Stock	42	08/20/2015
Purchase of Common Stock	42	08/20/2015
Purchase of Common Stock	42	08/20/2015
Purchase of Common Stock	42	08/20/2015
Purchase of Common Stock	42	08/20/2015
Purchase of Common Stock	248	08/20/2015
Purchase of Common Stock	100	08/21/2015
Purchase of Common Stock	120	08/24/2015
Purchase of Common Stock	300	08/24/2015
Purchase of Common Stock	200	08/25/2015
Purchase of Common Stock	400	08/26/2015
Sale of Common Stock	(600)	08/26/2015
Purchase of Common Stock	300	08/27/2015
Sale of Common Stock	(200)	08/27/2015
Purchase of Common Stock	200	08/31/2015
Sale of Common Stock	(300)	09/01/2015
Purchase of Common Stock	200	09/04/2015
Sale of Common Stock	(400)	09/08/2015
Sale of Common Stock	(2,000)	09/08/2015
Sale of Common Stock	(4,000)	09/09/2015
Sale of Common Stock	(100)	09/10/2015
Sale of Common Stock	(150)	09/15/2015
Sale of Common Stock	(100)	09/15/2015
Sale of Common Stock	(100)	09/15/2015
Purchase of Common Stock	41	09/22/2015
Purchase of Common Stock	41	09/22/2015
Purchase of Common Stock	41	09/22/2015
Purchase of Common Stock	41	09/22/2015

Purchase of Common Stock	41	09/22/2015
Purchase of Common Stock	41	09/22/2015
Purchase of Common Stock	254	09/22/2015
Sale of Common Stock	(800)	09/22/2015
Purchase of Common Stock	1,000	09/24/2015
Purchase of Common Stock	1,000	09/28/2015
Purchase of Common Stock	700	09/28/2015
Purchase of Common Stock	500	09/28/2015
Sale of Common Stock	(400)	09/29/2015
Purchase of Common Stock	1,000	09/29/2015
Purchase of Common Stock	5,000	09/30/2015
Purchase of Common Stock	100	09/30/2015
Sale of Common Stock	(300)	10/01/2015
Purchase of Common Stock	2,000	10/02/2015
Purchase of Common Stock	200	10/02/2015
Purchase of Common Stock	2,000	10/02/2015
Purchase of Common Stock	200	10/02/2015
Purchase of Common Stock	200	10/05/2015
Sale of Common Stock	(400)	10/07/2015
Purchase of Common Stock	200	10/07/2015
Purchase of Common Stock	400	10/08/2015
Sale of Common Stock	(2,400)	10/08/2015
Purchase of Common Stock	500	10/13/2015
Purchase of Common Stock	200	10/13/2015
Purchase of Common Stock	200	10/13/2015
Purchase of Common Stock	200	10/13/2015
Purchase of Common Stock	200	10/13/2015
Purchase of Common Stock	300	10/16/2015
Sale of Common Stock	(500)	10/19/2015
Sale of Common Stock	(1,200)	10/20/2015
Purchase of Common Stock	100	10/21/2015
Sale of Common Stock	(800)	10/22/2015
Purchase of Common Stock	100	10/22/2015
Purchase of Common Stock	8,000	10/28/2015
Purchase of Common Stock	200	10/28/2015
Purchase of Common Stock	300	10/29/2015
Purchase of Common Stock	900	10/29/2015
Purchase of Common Stock	700	10/29/2015
Purchase of Common Stock	400	10/29/2015
Purchase of Common Stock	300	10/30/2015
Purchase of Common Stock	150	10/30/2015
Purchase of Common Stock	400	10/30/2015
Purchase of Common Stock	200	11/02/2015

Purchase of Common Stock	200	11/02/2015
Purchase of Common Stock	200	11/02/2015
Sale of Common Stock	(200)	11/02/2015
Purchase of Common Stock	300	11/04/2015
Purchase of Common Stock	500	11/09/2015
Purchase of Common Stock	400	11/09/2015
Purchase of Common Stock	200	11/09/2015
Purchase of Common Stock	200	11/09/2015
Purchase of Common Stock	100	11/09/2015
Purchase of Common Stock	300	11/09/2015
Purchase of Common Stock	400	11/09/2015
Purchase of Common Stock	4,000	11/09/2015
Purchase of Common Stock	1,000	11/09/2015
Purchase of Common Stock	300	11/09/2015
Purchase of Common Stock	400	11/09/2015
Purchase of Common Stock	200	11/09/2015
Sale of Common Stock	(400)	11/09/2015
Purchase of Common Stock	200	11/10/2015
Purchase of Common Stock	500	11/10/2015
Purchase of Common Stock	400	11/10/2015
Purchase of Common Stock	200	11/10/2015
Purchase of Common Stock	400	11/10/2015
Purchase of Common Stock	400	11/10/2015
Purchase of Common Stock	200	11/10/2015
Purchase of Common Stock	200	11/10/2015
Purchase of Common Stock	200	11/10/2015
Purchase of Common Stock	400	11/10/2015
Purchase of Common Stock	200	11/10/2015
Purchase of Common Stock	100	11/10/2015
Purchase of Common Stock	300	11/10/2015
Purchase of Common Stock	1,000	11/10/2015
Purchase of Common Stock	700	11/10/2015
Purchase of Common Stock	300	11/10/2015
Purchase of Common Stock	200	11/10/2015
Purchase of Common Stock	300	11/10/2015
Purchase of Common Stock	100	11/11/2015
Purchase of Common Stock	100	11/11/2015
Purchase of Common Stock	200	11/11/2015
Purchase of Common Stock	300	11/11/2015
Purchase of Common Stock	200	11/11/2015
Sale of Common Stock	(200)	11/12/2015
Sale of Common Stock	(150)	11/12/2015
Purchase of Common Stock	2,000	11/13/2015

Purchase of Common Stock	400	11/13/2015
Purchase of Common Stock	200	11/13/2015
Purchase of Common Stock	300	11/13/2015
Purchase of Common Stock	500	11/13/2015
Purchase of Common Stock	100	11/13/2015
Purchase of Common Stock	200	11/13/2015
Purchase of Common Stock	100	11/13/2015
Purchase of Common Stock	100	11/13/2015
Purchase of Common Stock	100	11/13/2015
Purchase of Common Stock	100	11/13/2015
Purchase of Common Stock	100	11/13/2015
Purchase of Common Stock	200	11/16/2015
Purchase of Common Stock	400	11/16/2015
Purchase of Common Stock	300	11/16/2015
Purchase of Common Stock	200	11/16/2015
Purchase of Common Stock	200	11/17/2015
Purchase of Common Stock	200	11/17/2015
Purchase of Common Stock	200	11/17/2015
Sale of Common Stock	(700)	11/20/2015
Purchase of Common Stock	200	11/20/2015
Purchase of Common Stock	300	11/20/2015
Purchase of Common Stock	200	11/23/2015
Purchase of Common Stock	200	11/23/2015
Purchase of Common Stock	200	11/23/2015
Purchase of Common Stock	300	11/24/2015
Purchase of Common Stock	1,000	11/25/2015
Purchase of Common Stock	180	11/27/2015
Purchase of Common Stock	200	11/27/2015
Sale of Common Stock	(300)	11/30/2015
Sale of Common Stock	(2,500)	11/30/2015
Sale of Common Stock	(300)	11/30/2015
Sale of Common Stock	(300)	12/01/2015
Sale of Common Stock	(150)	12/01/2015
Sale of Common Stock	(400)	12/01/2015
Sale of Common Stock	(1,000)	12/01/2015
Purchase of Common Stock	1,000	12/02/2015
Sale of Common Stock	(75)	12/04/2015
Sale of Common Stock	(200)	12/04/2015
Sale of Common Stock	(200)	12/04/2015
Purchase of Common Stock	100	12/07/2015
Purchase of Common Stock	100	12/07/2015
Purchase of Common Stock	300	12/07/2015
Purchase of Common Stock	500	12/07/2015

Purchase of Common Stock	200	12/08/2015
Sale of Common Stock	(200)	12/08/2015
Sale of Common Stock	(1,000)	12/08/2015
Purchase of Common Stock	400	12/08/2015
Sale of Common Stock	(300)	12/08/2015
Sale of Common Stock	(200)	12/08/2015
Purchase of Common Stock	150	12/08/2015
Sale of Common Stock	(500)	12/09/2015
Sale of Common Stock	(300)	12/09/2015
Sale of Common Stock	(200)	12/09/2015
Sale of Common Stock	(200)	12/09/2015
Sale of Common Stock	(200)	12/09/2015
Sale of Common Stock	(200)	12/09/2015
Sale of Common Stock	(200)	12/09/2015
Purchase of Common Stock	1,000	12/10/2015
Sale of Common Stock	(300)	12/10/2015
Purchase of Common Stock	1,000	12/10/2015
Purchase of Common Stock	600	12/10/2015
Purchase of Common Stock	400	12/10/2015
Purchase of Common Stock	300	12/10/2015
Sale of Common Stock	(2,000)	12/11/2015
Sale of Common Stock	(1,580)	12/14/2015
Sale of Common Stock	(400)	12/14/2015
Purchase of Common Stock	1,200	12/14/2015
Sale of Common Stock	(150)	12/14/2015
Sale of Common Stock	(1,000)	12/14/2015
Sale of Common Stock	(1,500)	12/14/2015
Purchase of Common Stock	400	12/14/2015
Sale of Common Stock	(500)	12/14/2015
Sale of Common Stock	(500)	12/14/2015
Sale of Common Stock	(500)	12/14/2015
Sale of Common Stock	(200)	12/14/2015
Sale of Common Stock	(500)	12/14/2015
Sale of Common Stock	(500)	12/14/2015
Sale of Common Stock	(200)	12/14/2015
Purchase of Common Stock	900	12/14/2015
Purchase of Common Stock	700	12/14/2015
Purchase of Common Stock	400	12/14/2015
Sale of Common Stock	(1,000)	12/14/2015
Purchase of Common Stock	2,000	12/14/2015
Sale of Common Stock	(200)	12/14/2015
Sale of Common Stock	(100)	12/14/2015
Purchase of Common Stock	200	12/14/2015

Purchase of Common Stock	300	12/14/2015
Purchase of Common Stock	1,000	12/14/2015
Purchase of Common Stock	3,000	12/15/2015
Sale of Common Stock	(200)	12/15/2015
Purchase of Common Stock	200	12/15/2015
Sale of Common Stock	(5,500)	12/15/2015
Sale of Common Stock	(2,000)	12/15/2015
Sale of Common Stock	(100)	12/15/2015
Sale of Common Stock	(300)	12/15/2015
Sale of Common Stock	(200)	12/15/2015
Sale of Common Stock	(210)	12/15/2015
Sale of Common Stock	(300)	12/15/2015
Sale of Common Stock	(200)	12/15/2015
Sale of Common Stock	(200)	12/15/2015
Purchase of Common Stock	1,000	12/15/2015
Sale of Common Stock	(400)	12/16/2015
Sale of Common Stock	(500)	12/16/2015
Sale of Common Stock	(400)	12/16/2015
Sale of Common Stock	(200)	12/16/2015
Sale of Common Stock	(400)	12/16/2015
Sale of Common Stock	(400)	12/16/2015
Sale of Common Stock	(200)	12/16/2015
Sale of Common Stock	(200)	12/16/2015
Sale of Common Stock	(600)	12/16/2015
Sale of Common Stock	(200)	12/16/2015
Sale of Common Stock	(1,600)	12/16/2015
Sale of Common Stock	(300)	12/16/2015
Sale of Common Stock	(300)	12/16/2015
Sale of Common Stock	(100)	12/17/2015
Sale of Common Stock	(200)	12/17/2015
Sale of Common Stock	(400)	12/17/2015
Sale of Common Stock	(600)	12/17/2015
Sale of Common Stock	(100)	12/17/2015
Sale of Common Stock	(200)	12/17/2015
Sale of Common Stock	(100)	12/17/2015
Sale of Common Stock	(100)	12/17/2015
Sale of Common Stock	(134)	12/17/2015
Sale of Common Stock	(100)	12/17/2015
Sale of Common Stock	(300)	12/18/2015
Purchase of Common Stock	200	12/18/2015
Purchase of Common Stock	500	12/18/2015
Sale of Common Stock	(1,000)	12/18/2015
Sale of Common Stock	(100)	12/18/2015

Sale of Common Stock	(150)	12/18/2015
Sale of Common Stock	(600)	12/21/2015
Sale of Common Stock	(200)	12/21/2015
Sale of Common Stock	(500)	12/21/2015
Sale of Common Stock	(3,000)	12/21/2015
Sale of Common Stock	(200)	12/21/2015
Sale of Common Stock	(400)	12/21/2015
Sale of Common Stock	(1,000)	12/21/2015
Sale of Common Stock	(200)	12/21/2015
Sale of Common Stock	(300)	12/22/2015
Sale of Common Stock	(200)	12/22/2015
Sale of Common Stock	(200)	12/22/2015
Sale of Common Stock	(250)	12/22/2015
Sale of Common Stock	(250)	12/22/2015
Sale of Common Stock	(150)	12/22/2015
Sale of Common Stock	(500)	12/22/2015
Sale of Common Stock	(269)	12/22/2015
Sale of Common Stock	(200)	12/22/2015
Sale of Common Stock	(200)	12/22/2015
Purchase of Common Stock	400	12/22/2015
Sale of Common Stock	(250)	12/22/2015
Sale of Common Stock	(1,200)	12/22/2015
Sale of Common Stock	(300)	12/22/2015
Sale of Common Stock	(100)	12/22/2015
Sale of Common Stock	(150)	12/23/2015
Sale of Common Stock	(200)	12/23/2015
Sale of Common Stock	(200)	12/23/2015
Sale of Common Stock	(1,500)	12/23/2015
Sale of Common Stock	(200)	12/23/2015
Sale of Common Stock	(300)	12/23/2015
Sale of Common Stock	(250)	12/23/2015
Sale of Common Stock	(200)	12/23/2015
Purchase of Common Stock	350	12/23/2015
Purchase of Common Stock	350	12/23/2015
Purchase of Common Stock	200	12/24/2015
Purchase of Common Stock	100	12/24/2015
Sale of Common Stock	(500)	12/24/2015
Sale of Common Stock	(200)	12/24/2015
Sale of Common Stock	(300)	12/28/2015
Purchase of Common Stock	100	12/28/2015
Sale of Common Stock	(150)	12/29/2015
Sale of Common Stock	(300)	12/29/2015
Sale of Common Stock	(180)	12/29/2015

Sale of Common Stock	(200)	12/29/2015
Sale of Common Stock	(400)	12/30/2015
Sale of Common Stock	(200)	12/30/2015
Sale of Common Stock	(400)	12/30/2015
Purchase of Common Stock	150	12/30/2015
Sale of Common Stock	(710)	12/30/2015
Sale of Common Stock	(1,721)	12/30/2015
Sale of Common Stock	(1,200)	12/30/2015
Sale of Common Stock	(1,000)	12/30/2015
Sale of Common Stock	(400)	12/30/2015
Sale of Common Stock	(500)	12/30/2015
Sale of Common Stock	(400)	12/30/2015
Sale of Common Stock	(400)	12/30/2015
Sale of Common Stock	(400)	12/31/2015
Purchase of Common Stock	400	01/04/2016
Purchase of Common Stock	200	01/05/2016
Purchase of Common Stock	200	01/05/2016
Purchase of Common Stock	200	01/07/2016
Purchase of Common Stock	200	01/11/2016
Purchase of Common Stock	200	01/12/2016
Purchase of Common Stock	500	01/12/2016
Purchase of Common Stock	300	01/12/2016
Purchase of Common Stock	200	01/12/2016
Purchase of Common Stock	4,000	01/13/2016
Purchase of Common Stock	1,500	01/13/2016
Purchase of Common Stock	1,000	01/13/2016
Purchase of Common Stock	500	01/13/2016
Purchase of Common Stock	4,000	01/13/2016
Sale of Common Stock	(300)	01/13/2016
Purchase of Common Stock	400	01/14/2016
Purchase of Common Stock	1,500	01/15/2016
Purchase of Common Stock	400	01/15/2016
Purchase of Common Stock	1,500	01/15/2016
Purchase of Common Stock	100	01/15/2016
Purchase of Common Stock	200	01/19/2016
Purchase of Common Stock	400	01/19/2016
Sale of Common Stock	(200)	01/19/2016
Purchase of Common Stock	200	01/21/2016
Sale of Common Stock	(100)	01/22/2016
Purchase of Common Stock	200	01/22/2016
Purchase of Common Stock	100	01/25/2016
Purchase of Common Stock	300	01/27/2016
Purchase of Common Stock	2,000	01/27/2016

Purchase of Common Stock	2,000	01/27/2016
Purchase of Common Stock	500	01/27/2016
Purchase of Common Stock	300	01/27/2016
Purchase of Common Stock	200	01/27/2016
Purchase of Common Stock	1,700	01/28/2016
Purchase of Common Stock	1,700	01/28/2016
Purchase of Common Stock	200	01/28/2016
Purchase of Common Stock	250	01/29/2016
Purchase of Common Stock	5,300	02/01/2016
Purchase of Common Stock	5,300	02/01/2016
Purchase of Common Stock	150	02/02/2016
Purchase of Common Stock	200	02/02/2016
Purchase of Common Stock	300	02/02/2016
Purchase of Common Stock	300	02/02/2016
Purchase of Common Stock	4,700	02/02/2016
Purchase of Common Stock	4,700	02/02/2016
Sale of Common Stock	(2,000)	02/02/2016
Sale of Common Stock	(5,000)	02/02/2016
Purchase of Common Stock	400	02/02/2016
Purchase of Common Stock	2,800	02/03/2016
Purchase of Common Stock	2,800	02/03/2016
Purchase of Common Stock	900	02/04/2016
Purchase of Common Stock	900	02/04/2016
Purchase of Common Stock	1,000	02/05/2016
Purchase of Common Stock	1,000	02/05/2016
Sale of Common Stock	(100)	02/05/2016
Purchase of Common Stock	310	02/09/2016
Purchase of Common Stock	100	02/09/2016
Purchase of Common Stock	180	02/09/2016
Purchase of Common Stock	300	02/09/2016
Purchase of Common Stock	150	02/10/2016
Purchase of Common Stock	70	02/10/2016
Purchase of Common Stock	100	02/10/2016
Purchase of Common Stock	50	02/10/2016
Purchase of Common Stock	100	02/10/2016
Purchase of Common Stock	200	02/10/2016
Purchase of Common Stock	5,000	02/16/2016
Purchase of Common Stock	200	02/16/2016
Purchase of Common Stock	200	02/16/2016
Purchase of Common Stock	200	02/16/2016
Purchase of Common Stock	200	02/16/2016
Sale of Common Stock	(4,500)	02/16/2016
Sale of Common Stock	(4,500)	02/16/2016

Sale of Common Stock	(10,000)	02/16/2016
Sale of Common Stock	(10,000)	02/17/2016
Sale of Common Stock	(10,000)	02/17/2016
Sale of Common Stock	(3,700)	02/17/2016
Purchase of Common Stock	700	02/18/2016
Sale of Common Stock	(400)	02/23/2016
Purchase of Common Stock	400	02/23/2016
Sale of Common Stock	(400)	02/25/2016
Purchase of Common Stock	400	03/01/2016
Purchase of Common Stock	300	03/01/2016
Purchase of Common Stock	100	03/03/2016
Sale of Common Stock	(1,000)	03/07/2016
Purchase of Common Stock	500	03/08/2016
Purchase of Common Stock	200	03/08/2016
Sale of Common Stock	(200)	03/09/2016
Purchase of Common Stock	700	03/09/2016
Purchase of Common Stock	200	03/11/2016
Sale of Common Stock	(200)	03/14/2016
Sale of Common Stock	(5,000)	03/15/2016
Sale of Common Stock	(2,000)	03/18/2016
Sale of Common Stock	(1,000)	03/21/2016
Sale of Common Stock	(400)	03/21/2016
Purchase of Common Stock	200	03/22/2016
Sale of Common Stock	(500)	03/28/2016
Sale of Common Stock	(400)	03/30/2016
Purchase of Common Stock	600	04/05/2016
Purchase of Common Stock	300	04/05/2016
Purchase of Common Stock	500	04/06/2016
Purchase of Common Stock	150	04/06/2016
Purchase of Common Stock	300	04/07/2016
Sale of Common Stock	(300)	04/08/2016
Sale of Common Stock	(3,000)	04/12/2016
Purchase of Common Stock	400	04/14/2016
Sale of Common Stock	(1,000)	04/20/2016
Sale of Common Stock	(4,000)	04/20/2016
Sale of Common Stock	(1,600)	04/20/2016
Purchase of Common Stock	700	04/22/2016
Purchase of Common Stock	400	04/22/2016
Purchase of Common Stock	200	04/25/2016
Sale of Common Stock	(6,000)	04/26/2016
Sale of Common Stock	(100)	05/02/2016
Purchase of Common Stock	200	05/02/2016
Purchase of Common Stock	400	05/02/2016

Sale of Common Stock	(800)	05/04/2016
Sale of Common Stock	(600)	05/11/2016
Purchase of Common Stock	300	05/16/2016
Sale of Common Stock	(600)	05/16/2016
Sale of Common Stock	(3,000)	05/17/2016
Purchase of Common Stock	3,000	05/17/2016
Sale of Common Stock	(100)	05/19/2016
Purchase of Common Stock	200	05/23/2016
Purchase of Common Stock	40	05/23/2016
Purchase of Common Stock	200	05/24/2016
Purchase of Common Stock	75	05/24/2016
Sale of Common Stock	(100)	05/25/2016
Sale of Common Stock	(100)	05/25/2016
Sale of Common Stock	(100)	05/25/2016
Sale of Common Stock	(100)	05/27/2016
Sale of Common Stock	(100)	05/31/2016
Sale of Common Stock	(100)	05/31/2016
Sale of Common Stock	(200)	06/06/2016
Sale of Common Stock	(400)	06/06/2016
Purchase of Common Stock	200	06/07/2016
Sale of Common Stock	(500)	06/07/2016
Sale of Common Stock	(200)	06/15/2016
Purchase of Common Stock	100	06/16/2016
Sale of Common Stock	(200)	06/20/2016
Sale of Common Stock	(1,000)	06/20/2016
Sale of Common Stock	(5,000)	06/21/2016
Sale of Common Stock	(300)	06/21/2016
Sale of Common Stock	(1,000)	06/21/2016
Sale of Common Stock	(1,200)	06/27/2016
Purchase of Common Stock	200	06/28/2016
Purchase of Common Stock	2,000	06/28/2016
Purchase of Common Stock	500	06/28/2016
Sale of Common Stock	(300)	06/30/2016
Purchase of Common Stock	200	06/30/2016
Purchase of Common Stock	200	06/30/2016
Sale of Common Stock	(50)	07/06/2016
Purchase of Common Stock	50	07/06/2016
Sale of Common Stock	(600)	07/07/2016
Purchase of Common Stock	100	07/07/2016
Sale of Common Stock	(3,000)	07/11/2016
Purchase of Common Stock	200	07/12/2016
Purchase of Common Stock	200	07/12/2016
Purchase of Common Stock	200	07/14/2016

Sale of Common Stock	(200)	07/20/2016
Sale of Common Stock	(1,000)	07/20/2016
Sale of Common Stock	(500)	07/21/2016
Purchase of Common Stock	200	07/22/2016
Sale of Common Stock	(100)	07/28/2016
Sale of Common Stock	(100)	08/01/2016
Sale of Common Stock	(200)	08/08/2016
Purchase of Common Stock	200	08/08/2016
Sale of Common Stock	(600)	08/10/2016
Sale of Common Stock	(100)	08/17/2016
Sale of Common Stock	(200)	08/23/2016
Sale of Common Stock	(6,000)	08/24/2016
Sale of Common Stock	(400)	08/24/2016
Sale of Common Stock	(200)	08/30/2016
Purchase of Common Stock	500	09/07/2016
Purchase of Common Stock	182	09/12/2016
Purchase of Common Stock	500	09/12/2016
Sale of Common Stock	(600)	09/12/2016
Sale of Common Stock	(100)	09/12/2016
Purchase of Common Stock	100	09/13/2016
Purchase of Common Stock	200	09/15/2016
Sale of Common Stock	(50)	09/19/2016
Sale of Common Stock	(800)	09/23/2016
Sale of Common Stock	(500)	09/27/2016
Purchase of Common Stock	200	09/28/2016
Purchase of Common Stock	100	09/28/2016
Purchase of Common Stock	150	09/28/2016
Sale of Common Stock	(6,000)	09/28/2016
Sale of Common Stock	(400)	09/29/2016
Purchase of Common Stock	1,100	09/30/2016
Purchase of Common Stock	1,100	09/30/2016
Purchase of Common Stock	73	10/03/2016
Sale of Common Stock	(1,000)	10/04/2016
Purchase of Common Stock	400	10/04/2016
Purchase of Common Stock	1,400	10/04/2016
Sale of Common Stock	(2,000)	10/05/2016
Sale of Common Stock	(250)	10/12/2016
Purchase of Common Stock	800	10/12/2016
Purchase of Common Stock	200	10/12/2016
Purchase of Common Stock	3,700	10/12/2016
Purchase of Common Stock	300	10/12/2016
Sale of Common Stock	(200)	10/14/2016
Sale of Common Stock	(50)	10/17/2016

Sale of Common Stock	(500)	10/17/2016
Purchase of Common Stock	200	10/20/2016
Sale of Common Stock	(100)	10/20/2016
Purchase of Common Stock	1,000	10/24/2016
Purchase of Common Stock	200	10/24/2016
Purchase of Common Stock	100	10/25/2016
Purchase of Common Stock	150	10/27/2016
Sale of Common Stock	(900)	10/27/2016
Sale of Common Stock	(100)	10/28/2016
Purchase of Common Stock	200	10/31/2016
Purchase of Common Stock	200	10/31/2016
Purchase of Common Stock	200	10/31/2016
Purchase of Common Stock	500	10/31/2016
Purchase of Common Stock	200	10/31/2016
Sale of Common Stock	(65)	11/02/2016
Sale of Common Stock	(200)	11/02/2016
Sale of Common Stock	(600)	11/02/2016
Sale of Common Stock	(100)	11/02/2016
Purchase of Common Stock	2,000	11/02/2016
Sale of Common Stock	(300)	11/04/2016
Sale of Common Stock	(1,400)	11/07/2016
Sale of Common Stock	(600)	11/07/2016
Purchase of Common Stock	300	11/08/2016
Purchase of Common Stock	200	11/08/2016
Purchase of Common Stock	300	11/08/2016

Sale of Common Stock	(8,000)	11/09/2016
Purchase of Common Stock	3,000	11/09/2016

GABELLI FUNDS, LLC

(through GAMCO Funds other than the Constituent Funds)

Purchase of Common Stock	500	12/03/2014
Purchase of Common Stock	400	12/08/2014
Purchase of Common Stock	400	01/07/2015
Purchase of Common Stock	1,200	03/03/2015
Purchase of Common Stock	800	03/06/2015
Purchase of Common Stock	1,500	03/11/2015
Purchase of Common Stock	1,500	03/13/2015
Purchase of Common Stock	1,000	03/20/2015
Purchase of Common Stock	1,000	03/27/2015
Purchase of Common Stock	500	04/21/2015
Purchase of Common Stock	500	04/22/2015
Purchase of Common Stock	1,200	05/01/2015
Purchase of Common Stock	600	05/04/2015

Purchase of Common Stock	600	05/05/2015
Purchase of Common Stock	200	05/11/2015
Purchase of Common Stock	1,000	07/07/2015
Purchase of Common Stock	2,000	07/09/2015
Purchase of Common Stock	1,000	07/10/2015
Purchase of Common Stock	1,000	07/13/2015
Purchase of Common Stock	1,000	07/15/2015
Purchase of Common Stock	1,000	07/30/2015
Purchase of Common Stock	1,000	08/10/2015
Purchase of Common Stock	500	09/04/2015
Purchase of Common Stock	1,000	10/01/2015
Purchase of Common Stock	1,000	10/07/2015
Purchase of Common Stock	1,000	10/30/2015
Purchase of Common Stock	200	11/05/2015
Purchase of Common Stock	2,000	11/09/2015
Purchase of Common Stock	2,000	11/10/2015
Purchase of Common Stock	1,000	11/11/2015
Purchase of Common Stock	1,000	11/12/2015
Purchase of Common Stock	2,000	11/13/2015
Purchase of Common Stock	1,000	12/04/2015
Purchase of Common Stock	1,000	12/16/2015
Purchase of Common Stock	600	12/29/2015
Purchase of Common Stock	1,000	12/29/2015
Purchase of Common Stock	1,000	01/06/2016
Purchase of Common Stock	2,000	01/08/2016
Purchase of Common Stock	1,000	01/13/2016
Purchase of Common Stock	1,000	07/01/2016
Purchase of Common Stock	400	09/19/2016
Purchase of Common Stock	500	12/03/2014
Purchase of Common Stock	400	12/08/2014
Purchase of Common Stock	400	01/07/2015
Purchase of Common Stock	1,200	03/03/2015
Purchase of Common Stock	800	03/06/2015
Purchase of Common Stock	1,500	03/11/2015
Purchase of Common Stock	1,500	03/13/2015

GABELLI SECURITIES INC.

Sale of Common Stock	(700)	05/02/2016

MJG ASSOCIATES

Sale of Common Stock	(500)	04/11/2016

GGCP

Sale of Common Stock	(5,000)	12/14/2015
Purchase of Common Stock	5,000	11/06/2015

associated capital

Purchase of Common Stock	4000	03/04/2015
Sale of Common Stock	(2,000)	03/30/2016
Sale of Common Stock	(500)	04/04/2016
Sale of Common Stock	(300)	07/05/2016
Sale of Common Stock	(600)	09/09/2016

GAMCO INVESTORS INC.

Sale of Common Stock	(10)	12/21/2014
Purchase of Common Stock	50	03/06/2015
Sale of Common Stock	(10)	06/29/2016
Sale of Common Stock	(10)	06/30/2016
Sale of Common Stock	(10)	07/01/2016

MARIO J. GABELLI

Purchase of Common Stock	5000	10/08/2015
Sale of Common Stock	(2,500)	11/10/2015
Sale of Common Stock	(2,500)	11/13/2015
Sale of Common Stock	(2,000)	11/24/2015
Purchase of Common Stock	1,000	12/11/2015
Sale of Common Stock	(1,000)	12/23/2015
Sale of Common Stock	(3,500)	12/28/2015
Purchase of Common Stock	500	01/21/2016
Sale of Common Stock	(500)	03/09/2016
Sale of Common Stock	(400)	04/04/2016
Sale of Common Stock	(400)	09/01/2016
Sale of Common Stock	(400)	09/02/2016

# # #

Lance A. Bakrow

Purchase of Common Stock	200	01/14/2014
Purchase of Common Stock	200	07/25/2014
Purchase of Common Stock	200	07/29/2015
Purchase of Common Stock	200	11/23/2015
Sale of Common Stock	(1,500)	11/30/2015
Purchase of Common Stock	200	12/11/2015
Purchase of Common Stock	500	12/15/2015
Purchase of Common Stock	800	12/16/2015